Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	1
HIGHLIGHTS	2
OUTLOOK AND STRATEGY	3
SUMMARIZED FINANCIAL AND OPERATING RESULTS	4
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	7
YOUNG-DAVIDSON	9
EL CHANATE	12
OCAMPO	15
EL CUBO	18
AUSTRALIAN OPERATIONS	20
EXPLORATION REVIEW	22
CONSOLIDATED EXPENSES	22
CONSOLIDATED INCOME TAX EXPENSE	23
FINANCIAL CONDITION	24
KEY ECONOMIC TRENDS	25
LIQUIDITY AND CAPITAL RESOURCES	25
CONTRACTUAL OBLIGATIONS	27
OUTSTANDING SHARE DATA	28
OFF-BALANCE SHEET ARRANGEMENTS	28
FINANCIAL INSTRUMENTS AND HEDGING	28
TRANSACTIONS WITH RELATED PARTIES	29
EVENTS AFTER THE REPORTING PERIOD	29
NON-GAAP MEASURES	30
RISKS AND UNCERTAINTIES	31
RECENT ACCOUNTING PRONOUNCEMENTS	34
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	35
CONTROLS AND PROCEDURES	38
CAUTIONARY NOTE TO U.S. INVESTORS	39
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	39

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated March 25, 2013, relates to the financial condition and results of the consolidated operations of AuRico Gold Inc. (“the Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, and notes thereto.   The consolidated financial statements for the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”). All results are presented in United States dollars, unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Throughout this document, gold equivalent ounces have been abbreviated as “Au(e)” and include silver ounces produced and sold converted to a gold equivalent, based on both the Company’s long-term gold equivalency ratio of 55:1 (“Au(e)(55:1)”), and the Company’s realized gold equivalency ratio for the relevant period (“Au(e)”).

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 39.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America. The Company’s core operations include the Young-Davidson mine in Ontario, Canada, which declared commercial production on September 1, 2012, and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes advanced exploration opportunities in Mexico and Canada.

Throughout this document, reference is made to results from both continuing and discontinued operations. Current and prior period results for properties that were sold during 2012 have been reclassified to discontinued operations. The Company’s operations have been classified between continuing and discontinued operations as follows:

-	Continuing operations: Young-Davidson mine, El Chanate mine, and Corporate and other. Corporate and other consists of the Company’s corporate offices, the former Kemess South mine, and other exploration properties.

-	Discontinued operations: Ocampo mine and Venus and Los Jarros exploration properties, El Cubo mine and Guadalupe y Calvo exploration property, and Australian operations.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including its Annual Information Form, available on SEDAR at www.sedar.com or on the Company’s website at www.auricogold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 31 and in the Company’s Annual Information Form.

Metal production and the prices of gold and silver are significant factors impacting the profitability and operating cash flow of the Company. The price of gold strengthened during 2012, averaging a London PM Fix price of $1,669 per ounce, a 6% increase over the average price of $1,572 during 2011. The price of silver weakened during 2012, averaging a London PM Fix price of $31.15 per ounce, an 11% decrease over the average price of $35.12 during 2011. The price of gold outperformed that of silver over the past year, causing the London PM Fix silver-to-gold ratio to increase from 45:1 during 2011 to 54:1 during 2012. As a result of the volatility in the gold equivalency ratio during 2011 and 2012, when making annual and quarterly comparisons, the reader may wish to consider actual gold and silver production and sales, or gold equivalent production and sales calculated using the Company’s long-term gold equivalency ratio of 55:1.

1

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, per share amounts, and total cash costs)
	Year Ended	Year Ended
	December 31	December 31	Change	Change
	2012(4)	2011(4)	(#)/($)	(%)
Gold ounces produced - continuing operations
Gold ounces produced(5)(6)	100,284	49,395	50,889	103%
Pre-production gold ounces produced(5)	26,999	-	26,999	100%
Total gold ounces produced - continuing operations	127,283	49,395	77,888	158%
Gold ounces produced(5)	223,485	187,423	36,062	19%
Silver ounces produced	2,983,924	4,728,151	(1,744,227)	-37%
Gold equivalent ounces produced (realized)(2)(5)	279,253	293,760	(14,507)	-5%
Gold equivalent ounces produced (55:1)(3)(5)	277,738	273,389	4,349	2%
Revenue from mining operations	$457,367	$450,115	$7,252	2%
(Loss) / earnings from operations	$(38,606)	$213,275	$(251,881)	-118%
Net earnings	$33,231	$176,859	$(143,628)	-81%
Net earnings per share, basic	$0.12	$0.96	$(0.84)	-88%
Total cash	$603,401	$179,444	$423,957	236%
Operating cash flow	$80,404	$181,824	$(101,420)	-56%
Net free cash flow(1)	$(433,180)	$(65,562)	$(367,618)	561%
Cash costs per gold equivalent ounce (realized)(1)(2)(7)(8)
Continuing operations(5)(6)	$516	$449	$67	15%
Discontinued operations(6)(9)	$892	$512	$380	74%
Total operations(5)(9)	$758	$501	$257	51%
Cash costs per gold equivalent ounce (55:1):(1)(3)(7)(8)
Continuing operations(5)(6)	$516	$449	$67	15%
Discontinued operations(6)(9)	$900	$559	$341	61%
Total operations(5)(9)	$762	$538	$224	42%

(1)	See the Non-GAAP Measures section on page 30.
(2)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Operational data and financial information include the results of both continuing and discontinued operations, except where indicated.
(5)

The Young-Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs for the four months ended December 31, 2012. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs.

(6)

Continuing operations include the Company’s El Chanate and Young-Davidson mines (excluding pre-production ounces). Discontinued operations include the Company’s Ocampo, El Cubo, Fosterville and Stawell mines.

(7)

Gold ounces and gold equivalent ounces used to calculate cash costs include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines, and ounces produced at the Young-Davidson mine for the years ended December 31, 2012 and 2011.

(8)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Young-Davidson, Fosterville and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

(9)

Cash costs from discontinued operations and on a consolidated basis include the net realizable value adjustments recognized on ore in process heap leach inventory at the Ocampo mine during the year. For further discussion, refer to page 17.

ANNUAL DEVELOPMENTS

-	On March 25, 2013, the Company reported proven and probable reserves of 6.8 million gold ounces, an increase of 1.69 million gold ounces over 2011, which was primarily driven by reserve additions at the Kemess Underground Project. The Company also released highlights of the Feasibility Study completed for the Kemess Underground Project, which outlines the development of an underground block cave operation with average annual production of 105,000 gold ounces and 44 million pounds of copper at cash costs of $213 per gold ounce, net of by-product credits, over a 12-year mine life.

-	On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

-	On January 29, 2013, the Company announced the successful repurchase and cancellation of 36,144,578 common shares at a price of $8.30 per share under the Company’s “modified Dutch auction” substantial issuer bid, for a total purchase price of $300 million.

2

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

-

On December 14, 2012, the Company completed the sale of the Ocampo mine and the Venus and Los Jarros exploration properties, as well as a 50% interest in the Orion development project, to Minera Frisco, S.A.B. de C.V. (“Minera Frisco”), for cash consideration of $750 million.

-

On October 5, 2012, the Company reached an agreement to settle the class action claim filed by Ed J. McKenna, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. The settlement amount under the agreement is estimated at $13.3 million, which is partially offset by an insurance receivable of $10.9 million, resulting in a net settlement amount of $2.4 million.

-

On September 1, 2012, the Young-Davidson mine achieved commercial production. Commercial production was declared once the mine achieved previously established commissioning thresholds, which included the mill averaging a minimum throughput level of 5,100 tonnes per day, subsequent to the commissioning of the flotation and gravity circuits, as well as the open pit averaging 29,750 tonnes per day of ore and waste mining, both over a 30-day period. The Young-Davidson underground mine remains in the pre-production period as the Company continues to advance underground shaft development.

-

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property to Endeavour Silver Corp. (“Endeavour”) and received $100 million in cash and 11,037,528 Endeavour common shares with a value of $100 million at the agreed upon transaction date price of $9.06 per share. The Company is also entitled to receive up to $30 million in payments to be paid upon the gold price exceeding specified levels during the three years subsequent to July 13, 2012.

-

On May 4, 2012, the Company completed the sale of the Fosterville and Stawell mines to Crocodile Gold Corp. (“Crocodile Gold”) and received CAD $55 million in cash and 20 million Crocodile Gold common shares. The Company may also receive payments based on the future life-of-mine free cash flows from the Fosterville and Stawell mines.

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, and commitment to socially responsible practices within the communities in which we work. The Company will continue to optimize its operations to deliver reliable, consistent and sustainable performance over the life of its mining operations. The Company’s focus will be on the production of high quality, high margin ounces combined with a disciplined approach to cost containment and capital spending along with a commitment to shareholder value creation.

During 2013, the Company expects to produce 190,000 to 220,000 ounces of gold at cash costs of approximately $540 to $620 per gold ounce. Cash flow is expected to increase as the Young-Davidson mine ramps up to peak production levels in 2016. The Company does not expect to generate free cash flow in 2013, but expects to begin generating free cash flow starting in 2014 following the completion of non-recurring capital investment programs in late 2013.

Capital expenditures for 2013 are forecast to be approximately $170-$195 million, which includes $70-$80 million of non-recurring capital investment at the Young-Davidson mine related to the paste backfill plant and the shaft and mid-shaft loading and crushing facility. The Company is targeting significantly lower capital expenditure requirements from both operations in future years as the majority of non-recurring capital investment programs will be completed in 2013.

The Company expects to spend approximately $15 million on exploration during 2013. The 2013 exploration program will continue to focus on increasing mineral reserves and mineral resources at the Company’s existing operations, as well as continuing to explore new and previously identified targets at all properties.

On January 18, 2013, the Company provided 2013 guidance for the Young-Davidson and El Chanate mines. The press release is available on SEDAR at www.sedar.com or on the Company’s website at www.auricogold.com.

3

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

On May 4, 2012, the Company completed the sale of the Fosterville and Stawell mines located in Australia (for further discussion, refer to page 20). On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property located in Mexico (for further discussion, refer to page 18). On December 14, 2012, the Company completed the sale of the Ocampo mine located in Mexico (for further discussion, refer to page 15). The Company has presented the financial and operating results of these properties as discontinued operations.

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2012	2011	2010
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Gold ounces sold(5)	94,422	49,659	-
Gold ounces produced(5)	100,284	49,395	-
Pre-production gold ounces sold(5)	17,505	-	-
Pre-production gold ounces produced(5)	26,999	-	-
Total cash costs per gold ounce(2)(4)(7)(8)	$516	$449	$-
Revenue from mining operations	$163,622	$83,932	$-
Production costs, excluding amortization and depletion	$59,641	$32,912	$-
Loss from operations	$(94,926)	$(6,811)	$(21,071)
Net (loss) / earnings	$(97,821)	$29,295	$(19,131)
Net (loss) / earnings per share, basic	$(0.34)	$0.16	$(0.14)
Net (loss) / earnings per share, diluted	$(0.34)	$0.03	$(0.14)
Operating cash flow	$1,333	$(3,076)	$(15,091)
Net free cash flow(2)	$(368,731)	$(111,054)	$(15,354)
Discontinued operations - Ocampo mine, El Cubo mine, and Australian operations
Gold ounces sold	123,313	131,081	111,775
Silver ounces sold	2,807,754	4,516,975	4,970,777
Gold equivalent ounces sold (realized)(1)	175,870	232,523	193,429
Gold equivalent ounces sold (55:1)(3)	174,363	213,208	202,152
Gold ounces produced	123,201	138,028	114,064
Silver ounces produced	2,983,924	4,728,151	4,953,870
Gold equivalent ounces produced (realized)(1)	178,969	244,365	195,566
Gold equivalent ounces produced (55:1)(3)	177,454	223,994	204,133
Total cash costs per gold equivalent ounce (realized)(1)(2)(4)(6)(8)	$892	$512	$474
Total cash costs per gold ounce(2)(4)(6)(8)	$563	$(296)	$(82)
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)(6)(8)	$900	$559	$454
Revenue from mining operations	$293,745	$366,183	$238,266
Production costs, excluding amortization and depletion	$155,920	$122,417	$89,857
Earnings / (loss) from operations	$56,320	$220,086	$(140,327)
Net earnings / (loss)	$131,052	$147,564	$(115,537)
Net earnings / (loss) per share, basic	$0.46	$0.80	$(0.83)
Net earnings / (loss) per share, diluted	$0.46	$0.79	$(0.83)
Operating cash flow	$79,071	$184,900	$112,674
Net free cash flow(2)	$(64,449)	$45,492	$5,721

4

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Year Ended		Year Ended		Year Ended
		December 31		December 31		December 31
		2012		2011		2010
Total
Gold ounces sold(5)		217,735		180,740		111,775
Silver ounces sold		2,807,754		4,516,975		4,970,777
Gold equivalent ounces sold (realized)(1)(5)		270,292		282,182		193,429
Gold equivalent ounces sold (55:1)(3)(5)		268,785		262,867		202,152
Gold ounces produced(5)		223,485		187,423		114,064
Silver ounces produced		2,983,924		4,728,151		4,953,870
Gold equivalent ounces produced (realized)(1)(5)		279,253		293,760		195,566
Gold equivalent ounces produced (55:1)(3)(5)		277,738		273,389		204,133
Pre-production gold ounces sold(5)		17,505		-		-
Pre-production gold ounces produced(5)		26,999		-		-
Average realized gold price per ounce		$1,678		$1,599		$1,229
Average realized silver price per ounce		$31.16		$34.97		$20.30
Total cash costs per gold equivalent ounce (realized)(1)(2)(4)(6)(7)(8)		$758		$501		$474
Total cash costs per gold ounce(2)(4)(6)(7)(8)		$542		$(92)		$(82)
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)(6)(7)(8)		$762		$538		$454
Revenue from mining operations		$457,367		$450,115		$238,266
Production costs, excluding amortization and depletion		$215,561		$155,329		$89,857
(Loss) / earnings from operations		$(38,606)		$213,275		$(161,398)
Net earnings / (loss)		$33,231		$176,859		$(134,668)
Net earnings / (loss) per share, basic		$0.12		$0.96		$(0.97)
Net earnings / (loss) per share, diluted		$0.12		$0.82		$(0.97)
Operating cash flow		$80,404		$181,824		$97,583
Net free cash flow(2)		$(433,180)		$(65,562)		$(9,633)
Total cash		$603,401		$179,444		$113,142
Cash dividends declared	$	Nil	$	Nil	$	Nil

(1)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(2)	See the Non-GAAP Measures section on page 30.
(3)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Young-Davidson, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

(5)	Pre-production ounces produced and sold at Young-Davidson are excluded from consolidated ounces produced and sold, as these ounces are credited against capitalized project costs.
(6)

Cash costs from discontinued operations and on a consolidated basis include the net realizable value adjustments recognized on ore in process heap leach inventory at the Ocampo mine during the year. For further discussion, refer to page 17.

(7)

The Young-Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs for the four months ended December 31, 2012.

(8)

Gold ounces and gold equivalent ounces used to calculate cash costs include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines, and ounces produced at the Young-Davidson mine for the years ended December 31, 2012, 2011 and 2010.

5

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

During 2012, the Company sold 217,735 gold ounces and 2,807,754 silver ounces compared to sales of 180,740 gold ounces and 4,516,975 silver ounces in 2011. Using the Company’s long-term gold equivalency ratio of 55:1, 268,785 gold equivalent ounces were sold in 2012, representing a 2% increase over sales of 262,867 Au(e)(55:1) in 2011. This increase resulted from an additional quarter of ounces sold at the El Chanate mine, which was acquired after Q1 2011, and ounces sold at the Young-Davidson mine subsequent to the declaration of commercial production on September 1, 2012. These increases were partially offset by a decline in ounces sold at Ocampo during the year. Using the realized gold equivalency ratios of 54:1 and 46:1, Au(e) sold in 2012 and 2011 were 270,292 and 282,182, respectively, representing a 4% decrease year-over-year.

Excluding ounces sold from discontinued operations, the Company sold 94,422 gold ounces in 2012, a 90% increase over 2011. During the year, revenues from continuing operations increased to $163.6 million, as compared to revenues from continuing operations of $83.9 million in 2011. This $79.7 million, or 95%, increase in revenue was due to the increase in ounces sold at the El Chanate mine and the addition of ounces sold at the Young-Davidson mine.

Loss from operations, which is exclusive of discontinued operations, was $94.9 million in 2012, compared to a loss from operations of $6.8 million in 2011. During the year, the Company recorded an impairment charge related to the El Chanate mine (further discussion is provided on page 13). Before the impairment charge of $127.0 million, earnings from continuing operations were $32.1 million in 2012, representing a $38.9 million increase in earnings over the prior year. This increase was primarily a result of the increase in revenues mentioned previously, and was partially offset by related increases in production costs and amortization and depletion, and a $12.0 million increase in reclamation, care and maintenance costs at Kemess South.

The Company reported a net loss from continuing operations of $97.8 million in 2012, representing a $127.1 million decrease from the Company’s net earnings from continuing operations of $29.3 million in 2011. Before the impairment charge of $127.0 million, net earnings from continuing operations were $29.2 million in 2012, representing a decrease of $0.1 million over the prior year. The decrease in net earnings from continuing operations was primarily as a result of an $18.9 million decrease in unrealized gains on the fair value of the option component of convertible senior notes and a $20.3 million increase in foreign exchange losses. These decreases were partially offset by the increase in earnings from continuing operations discussed above, an $11.3 million decline in tax expense, and a $6.6 million gain on the sale of a 50% interest in the Orion advanced development project to Minera Frisco during the fourth quarter of 2012. Including net earnings from discontinued operations of $131.1 million, consolidated net earnings were $33.2 million in 2012 compared to consolidated net earnings of $176.9 million in 2011. Included in net earnings from discontinued operations is a $69.5 million net gain on the sale of the Ocampo mine and Venus and Los Jarros exploration properties, a $17.2 million net gain on the sale of the El Cubo mine and Guadalupe y Calvo exploration property, and a $4.6 million net loss on the sale of the Australian operations.

During 2012, consolidated cash costs per gold ounce from continuing operations were $516, representing a 15% increase over 2011 cash costs of $449. This increase was primarily due to higher cost ounces produced at Young-Davidson subsequent to the declaration of commercial production on September 1, 2012, partially offset by a decline in cash costs at El Chanate due to optimization initiatives completed by the Company subsequent to the acquisition of the mine in early Q2 2011. Including cash costs from discontinued operations, total cash costs per Au(e)55:1 were $762 in 2012, compared to $538 in 2011. The increase in cash costs from discontinued operations is primarily due to lower production and the net realizable value adjustments recognized on ore in process heap leach inventory at Ocampo, as well as higher cost ounces produced at the El Cubo, Fosterville and Stawell mines during 2012.

The Company reported operating cash flow from continuing operations of $1.3 million during 2012, an increase of $4.4 million from the prior year result of negative $3.1 million. This increase in operating cash flow arose primarily as a result of improved gold prices and additional operating cash flow contributed from the Young-Davidson and El Chanate mines, partially offset by increased reclamation expenditures at Kemess South. Operating cash flow from Young-Davidson includes the build-up of stockpile and ore inventories during the year. After deducting capital expenditures of $370.1 million, including capital expenditures of $309.2 million at the Young-Davidson mine, the Company’s 2012 net free cash flow from continuing operations was negative $368.7 million. Further discussion on capital expenditures at Young-Davidson during the year is provided on page 11.

6

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Gold equivalent ounces sold (realized)(1)(6)	51,359	45,694	69,769	103,470	92,074	65,429	73,998	50,681
Gold equivalent ounces produced (realized)(1)(6)	49,369	51,805	75,667	102,412	92,837	76,630	74,439	49,854
Gold equivalent ounces sold (55:1)(4)(6)	51,086	45,755	69,800	102,144	91,489	60,650	65,419	45,309
Gold equivalent ounces produced (55:1)(4)(6)	49,093	51,881	75,666	101,098	92,306	70,658	65,722	44,703
Average realized gold price(3)	$1,721	$1,664	$1,616	$1,700	$1,672	$1,704	$1,509	$1,386
Average realized silver price(3)	$32.79	$29.87	$29.07	$33.02	$30.98	$38.15	$38.36	$32.30
Total cash costs, per gold equivalent ounce (realized)(1)(2)(5)(6)(7)(8)	$858	$553	$822	$770	$681	$487	$372	$382
Total cash costs, per gold ounce(2)(5)(6)(7)(8)	$736	$324	$580	$530	$375	$(240)	$(414)	$(572)
Total cash costs per gold equivalent ounce (55:1)(2)(4)(5)(6)(7)(8)	$863	$552	$822	$780	$685	$526	$420	$427
Revenue from mining operations(6)	$63,119	$39,772	$27,458	$33,273	$29,696	$29,127	$25,109	$-
Production costs, excluding amortization and depletion(6)	$25,549	$13,923	$9,628	$10,541	$9,124	$10,707	$13,081	$-
(Loss) / earnings from operations(6)	$(113,207)	$4,375	$4,729	$9,177	$(3,761)	$8,470	$(5,289)	$(6,231)
Net (loss) / earnings from continuing operations	$(134,420)	$43,018	$7,041	$(13,460)	$23,027	$20,626	$(7,751)	$(6,607)
Net earnings / (loss) from discontinued operations	$108,977	$(7,781)	$15,043	$14,813	$54,909	$41,988	$32,274	$18,393
Total net (loss) / earnings	$(25,443)	$35,237	$22,084	$1,353	$77,936	$62,614	$24,523	$11,786
Net (loss) / earnings per share from continuing operations, basic	$(0.48)	$0.15	$0.03	$(0.05)	$0.09	$0.12	$(0.04)	$(0.04)
Net earnings / (loss) per share from discontinued operations, basic	$0.39	$(0.03)	$0.05	$0.05	$0.22	$0.24	$0.19	$0.13
Total (loss) / earnings per share, basic	$(0.09)	$0.12	$0.08	$0.00	$0.31	$0.36	$0.15	$0.09
Net (loss) / earnings per share from continuing operations, diluted	$(0.48)	$0.10	$(0.01)	$(0.05)	$0.00	$0.12	$(0.04)	$(0.04)
Net earnings / (loss) per share from discontinued operations, diluted	$0.39	$(0.03)	$0.05	$0.05	$0.21	$0.24	$0.19	$0.13
Total (loss) / earnings per share, diluted	$(0.09)	$0.07	$0.04	$0.00	$0.21	$0.36	$0.15	$0.09
Operating cash flow from continuing operations	$(4,599)	$(3,238)	$(2,579)	$11,749	$(12,032)	$8,976	$5,554	$(5,574)
Operating cash flow from discontinued operations	$(528)	$9,408	$16,767	$53,425	$54,109	$42,737	$48,859	$39,195
Total operating cash flow	$(5,127)	$6,170	$14,188	$65,174	$42,077	$51,713	$54,413	$33,621
Net free cash flow from continuing operations(2)	$(66,340)	$(83,097)	$(117,011)	$(102,283)	$(105,891)	$1,118	$(542)	$(5,739)
Net free cash flow from discontinued operations(2)	$(23,784)	$(20,336)	$(22,175)	$1,847	$2,049	$11,133	$20,638	$11,672
Total net free cash flow(2)	$(90,124)	$(103,433)	$(139,186)	$(100,436)	$(103,842)	$12,251	$20,096	$5,933

(1)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 30.
(3)	Average realized prices are on a per ounce basis.
(4)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent based on the long-term gold equivalency ratio of 55:1.
(5)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Young-Davidson, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. The Young- Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs for the four months ended December 31, 2012.

(6)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Consolidated Statements of Operations for the years ended December 31, 2012 and 2011.

(7)

Cash costs from discontinued operations and on a consolidated basis include the net realizable value adjustments recognized on ore in process heap leach inventory at the Ocampo mine during the year. For further discussion, refer to page 17.

(8)

Gold ounces and gold equivalent ounces used to calculate cash costs include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines, and ounces produced at the Young-Davidson mine for the years ended December 31, 2012 and 2011.

7

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of 2012, the Company sold 45,385 gold ounces and 313,575 silver ounces compared to sales of 70,132 gold ounces and 1,174,644 silver ounces in the fourth quarter of 2011. Using the Company’s long-term gold equivalency ratio of 55:1, 51,086 gold equivalent ounces were sold in the fourth quarter of 2012, representing a 44% decrease over sales of 91,489 Au(e)(55:1) in the fourth quarter of 2011. This decrease resulted from the decline in ounces sold at Ocampo and El Chanate during the quarter, and the divestitures of the El Cubo, Fosterville and Stawell mines earlier in 2012. These decreases were partially offset by gold ounces sold at Young-Davidson, which achieved commercial production on September 1, 2012. Using the realized gold equivalency ratios of 52:1 and 54:1, Au(e) sold in the fourth quarter of 2012 and 2011 were 51,359 and 92,074, respectively, representing a 44% decrease quarter-over-quarter.

Excluding ounces sold from discontinued operations, the Company sold 36,137 gold ounces in the fourth quarter of 2012 at the El Chanate and Young-Davidson mines, a 108% increase from Q4 2011 when continuing operations included the El Chanate mine only. Revenues from continuing operations increased from $29.7 million in Q4 2011, to $63.1 million in the fourth quarter of 2012. This $33.4 million or 112% increase in revenue was largely due to ounces sold at Young-Davidson, as mentioned previously.

Loss from operations, which is exclusive of discontinued operations, was $113.2 million in the fourth quarter of 2012, compared to a loss from operations of $3.8 million in the same period of 2011. During the quarter, the Company recorded an impairment charge related to the El Chanate mine (further discussion is provided on page 13). Before the impairment charge of $127.0 million, earnings from continuing operations were $13.8 million in the fourth quarter of 2012, representing a $17.6 million increase in earnings over the same period of 2011. This increase was largely due to a $13.4 million contribution to earnings from operations at Young-Davidson subsequent to achieving commercial production on September 1, 2012, and a decrease in exploration and business development expense from the fourth quarter of 2011 when the Company incurred transaction costs associated with the acquisition of Northgate.

The Company reported a net loss from continuing operations of $134.4 million in the fourth quarter of 2012, compared to net earnings from continuing operations of $23.0 million in Q4 2011. Before the impairment charge of $127.0 million, the net loss from continuing operations was $7.4 million in the fourth quarter of 2012, representing a $30.4 million decrease in earnings quarter-over-quarter. The decrease in earnings was primarily as a result of a decrease in other income associated largely with a $29.2 million decrease in unrealized gains on the fair value of the option component of convertible senior notes, $15.9 million in losses on the fair value of equity securities sold during the quarter, and an increase in foreign exchange losses of $2.5 million. These decreases were partially offset by the increase in earnings from continuing operations discussed above, and a $6.6 million gain on the sale of a 50% interest in the Orion advanced development project to Minera Frisco during the fourth quarter of 2012. Including net earnings from discontinued operations of $109.0 million, consolidated net loss was $25.4 million in the fourth quarter of 2012 compared to consolidated net earnings of $77.9 million in Q4 2011. Included in net earnings from discontinued operations is a $69.5 million net gain on the sale of the Ocampo mine and the Venus and Los Jarros exploration properties.

In the fourth quarter of 2012, cash costs per gold ounce from continuing operations were $628, representing a 57% increase over Q4 2011 cash costs of $401. This quarter-over-quarter increase resulted from the addition of cash costs from the Young-Davidson mine, which achieved commercial production on September 1, 2012, combined with higher cash costs per gold ounce at the El Chanate mine due to lower grades mined and an increase in low grade run-of-mine material stacked and leached during 2012. In Q4 2011, cash costs per gold ounce from continuing operations included cash costs from the El Chanate mine only. Including cash costs from discontinued operations, total cash costs per Au(e)(55:1) were $863 in the fourth quarter of 2012, compared to $685 in the fourth quarter of 2011.

The Company reported operating cash flow from continuing operations of negative $4.6 million during the fourth quarter, an increase of $7.4 million from the prior year result of negative $12.0 million. This increase in operating cash flow arose primarily as a result of the operating cash flow contribution from the Young-Davidson mine during the quarter. After deducting capital expenditures of $61.7 million, including capital expenditures of $45.0 million at the Young-Davidson mine, the Company’s Q4 2012 net free cash flow from continuing operations was negative $66.3 million. Further discussion on capital expenditures at Young-Davidson during the period is provided on page 11.

8

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

As a result of the acquisition of Northgate Minerals Corporation (“Northgate”) on October 26, 2011, the Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totalling 4,733 hectares and is situated on the site of two past producing mines that produced one million gold ounces in the 1930s – 1950s.

On September 1, 2012, the Young-Davidson mine achieved commercial production by completing the following project milestones:

-	Completion of all construction activities related to the infrastructure and processing plant, which included the commissioning of the flotation and gravity circuits at the end of July 2012;

-	Completion of the open pit material movement test period for declaration of commercial production in June 2012, which involved the open pit exceeding 29,750 TPD over a period of 30 days; and

-	Subsequent to the commissioning of the flotation and gravity circuits, completion of the mill processing rate test period for declaration of commercial production in August 2012, which involved the mill processing rate exceeding 5,100 TPD over a period of 30 days.

The Young-Davidson underground mine is currently in the pre-production period, and all related revenues generated from ounces sold are credited against capitalized development costs. During the quarter, the Company commenced pre-production by trucking ore up the underground ramp. In order to reach the operating levels deemed feasible in the mine plan, the Company needs to commission the shaft, the mid-shaft crushing and loading facility, and various other improvements such as an increase in ventilation capacity. The underground mine will remain in the pre-production period until the construction and commissioning of these facilities have occurred. The Company anticipates that these activities will be completed during the third quarter of 2013.

Underground development at Young-Davidson continues to focus on access to the mid-shaft ore and waste handling systems at the Northgate shaft. During the quarter, the Company continued the raise boring of the second leg of the production shaft, which is targeted to reach a vertical depth of 890 metres, with a final target of 1,500 vertical metres.

Earlier in 2012, the Company completed a redesign of the underground mine plan that is expected to improve mining extraction recoveries and reduce dilution. The underground mine plan changed mining methods from sub-level caving and long-hole shrinkage to long-hole stoping utilizing paste backfill. During the quarter, underground production commenced from the Upper Boundary Zone. In addition, the Company began to remove overburden and clear the area for the paste backfill plant to be constructed. Construction of the plant will commence in the second quarter of 2013.

9

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
Underground Operations
Tonnes of ore mined	76,884	-	76,884	-
Average grade of gold(1)	3.29	-	3.29	-
Metres developed	1,683	-	6,858	-
Open Pit Operations
Total tonnes mined	3,180,889	-	10,695,861	-
Tonnes of ore mined	719,757	-	2,803,729	-
Average grade of gold(1)	1.22	-	1.06	-
Tonnes stockpiled ahead of the mill	1,397,333	-	1,397,333	-
Average grade of gold(1)	0.87	-	0.87	-
Mill Operations
Tonnes of ore processed	548,674	-	1,483,280	-
Average grade of gold(1)	1.69	-	1.36	-
Average gold recovery rate	89%	-	87%	-
Pre-production gold ounces produced(2)	7,127	-	26,999	-
Pre-production gold ounces sold(2)	3,595	-	17,505	-
Gold ounces produced	19,236	-	29,139	-
Gold ounces sold	22,170	-	26,169	-

(1)	Grams per tonne.
(2)	Includes open pit ounces prior to the declaration of commercial production on September 1, 2012 and all underground ounces produced and sold in 2012.

The Company began mining underground ore at Young-Davidson on October 23, 2012, and mined 76,884 ore tonnes, or 1,098 TPD, at a grade of 3.29 gold grams per tonne during the quarter. The mining rate achieved during the quarter was slightly above the 1,000 TPD forecasted by the Company.

During the quarter, the Company mined 3,180,889 tonnes, or 34,575 TPD, at the Young-Davidson open pit, including 719,757 ore tonnes at a grade of 1.22 gold grams per tonne. The open pit provided the majority of mill feed during the quarter, and therefore less low grade ore was mined and stacked on the long-term stockpile, which will be processed at the end of mine life. The Company mined 10,695,861 tonnes, or 29,224 TPD, at the Young-Davidson open pit during 2012. At the end of 2012, the Company had a total of 1,397,333 tonnes of ore stockpiled ahead of the mill, including 1,120,693 tonnes of low grade ore averaging 0.83 gold grams per tonne.

During the quarter, the Company processed 548,674 tonnes, or 5,964 TPD, at Young-Davidson, with gold grades averaging 1.69 grams per tonne. Grades processed increased over the previous quarter due to the contribution of higher grade underground ore, as well as higher open pit grades processed as compared to the prior quarter. The Company processed lower grade ore during the commissioning of the mill facility in the prior quarter, when grades averaged 0.90 gold grams per tonne in July and August, prior to the declaration of commercial production on September 1, 2012.

During 2012, the Company processed 1,483,280 tonnes, or 5,394 TPD, at Young-Davidson, which was lower than the current mill design capacity of 6,000 TPD, due to lower processing rates in Q2 2012 as the mill ramped up during the commissioning period. Subsequent to the declaration of commercial production, the mill averaged 6,183 TPD. During 2012, gold grades at Young-Davidson averaged 1.36 grams per tonne.

Young-Davidson produced 26,363 gold ounces during the quarter, including 7,127 pre-production ounces related to underground operations. Subsequent to completing the first gold pour on April 30, 2012, the mine produced 56,138 gold ounces, including 26,999 pre-production ounces. Overall production was in line with the Company’s revised guidance that was released on September 5, 2012, of between 55,000 and 65,000 ounces for 2012.

10

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
Revenue from mining operations	$38,425	$-	$45,492	$-
Production costs	$17,823	$-	$21,301	$-
Refining costs	$49	$-	$49	$-
Amortization and depletion	$7,029	$-	$7,805	$-
Earnings from operations	$13,369	$-	$16,109	$-
Cash flow from operations	$11,147	$-	$7,988	$-
Capital expenditures	$(44,960)	$(82,821)	$(309,232)	$(82,821)
Net free cash flow(1)	$(33,813)	$(82,821)	$(301,244)	$(82,821)
Total cash costs per gold ounce(1)	$744	$-	$708	$-

(1)	See the Non-GAAP Measures section on page 30.

Subsequent to achieving commercial production on September 1, 2012, the Company recognized revenues of $45.5 million and earnings from operations of $16.1 million. Earnings from operations included $3.5 million of amortization and depletion relating to the acquisition date fair value adjustment on property, plant and equipment and mining interests. Revenue has been recognized only on ounces sold that were attributable to open pit production subsequent to achieving commercial production. Revenue associated with both open pit production prior to the declaration of commercial production and underground production has been credited against capitalized costs.

During the fourth quarter, capital expenditures at Young-Davidson of $45.0 million exceeded operating cash flow of $11.1 million, resulting in negative net free cash flow of $33.8 million. Capital expenditures in the fourth quarter included $25.8 million in site infrastructure, $17.7 million in underground development, $5.8 million in capitalized stripping activities and $1.8 million in exploration expenditures, which were partially offset by $6.1 million in revenue from the sale of pre-production ounces.

During 2012, the Company spent $309.2 million related to the construction and development of the Young-Davidson mine. Capital expenditures included $211.3 million in site infrastructure, $108.8 million in underground development, $11.3 million in capitalized stripping activities and $6.3 million in exploration expenditures, which were partially offset by $28.5 million in revenue from the sale of pre-production ounces. 2012 capital expenditures also included $10.2 million of borrowing costs, which were included in site infrastructure and underground development capital expenditures.

The 2012 capital expenditure guidance provided by the Company for Young-Davidson was $240 million, which excluded exploration capital expenditures, capitalized borrowing costs and capitalized changes in working capital. After adjusting annual capital expenditures for these amounts, total capital expenditures incurred at Young-Davidson during 2012 were $231.8 million, which was largely consistent with the capital expenditure guidance provided for 2012.

Subsequent to the declaration of commercial production, cash costs per gold ounce at the Young-Davidson mine were $708. Cash costs were higher than the range of $550 to $650 per gold ounce provided by the Company in the September 5, 2012 revised guidance due to higher than budgeted milling costs, including unscheduled maintenance during the quarter, and higher than expected cyanide and grinding media consumption. In addition, grades processed at the mill were slightly below those forecasted by the Company (approximately 6%), which impacted total costs per ounce produced.

YOUNG-DAVIDSON EXPLORATION

On March 25, 2013, the Company reported updated reserves and resources at December 31, 2012, which included 3.8 million gold ounces of proven and probable reserves at Young-Davidson. Proven and probable reserves at Young-Davidson remained consistent with those reported at December 31, 2011; however, reserve grades increased by 1.6% from an average of 2.56 gold grams per tonne at December 31, 2011 to 2.60 gold grams per tonne at December 31, 2012. Further details on the updated reserves and resources by category can be found in the Company’s March 25, 2013 press release or in the Company’s Annual Information Form, both of which can be found on the Company’s website at www.auricogold.com.

During the fourth quarter, the Company completed 11 drill holes for 7,120 metres, bringing the year-to-date total to 40 drill holes for 33,182 metres. Year-to-date drilling has focused primarily on the YD West Zone, which is located west of the Main Zone below the 9,500 metre level, and the West Shirriff area, which is located immediately to the west of the YD West Zone. The drilling program has further defined the YD West Zone to the west and at depth and results from this program show that the YD West Zone remains open in both directions. In addition, results from the West Shirriff area show anomalous gold of the same rock type and alteration type as the main zones that make up the Young-Davidson mine. Further details on these results are highlighted in the Company’s November 6, 2012 press release, which can be found on the Company’s website at www.auricogold.com.

11

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE

As a result of the acquisition of Capital Gold Corporation (“Capital Gold”) on April 8, 2011, the Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities. The open pit will be approximately 1,700 metres long, 780 metres wide, and 280 metres deep at completion.

During the year, the Company continued the expansion program at El Chanate, which increased the crushing and stacking capacity of the circuit to 21,000 TPD, and included upgrading the conveyor system, commissioning an intermediate grade solution pond, and commissioning an additional Adsorption-Desorption-Recovery (“ADR”) plant. The commissioning of the solution pond, combined with the upgraded pumps and feed lines has allowed the solution pumping rates to the leach pads to be increased from 20,000 m3 per day to 32,000 m3 per day, allowing the Company to place more surface area under leach. The additional ADR plant has allowed the solution treatment rate to increase from 17,000 m3 per day to 28,000 m3 per day. In addition, the Company replaced over 6,800 metres of 8” diameter water distribution pipes with 16” diameter pipes during the year, which has allowed the Company to increase the area under leach from 67% to over 80%. A decision to expand production beyond 21,000 TPD will only be made if there is a significant change in the future design of the El Chanate open pit.

During the fourth quarter of 2012, the Company completed Phase 6 of the leach pad expansion and continued with Phase 7 construction, which is expected to be completed in the first quarter of 2013.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011(2)
Open Pit Operations
Total tonnes mined	9,366,003	6,746,372	35,083,471	17,296,491
Tonnes of ore mined	2,200,370	2,023,390	9,087,686	5,194,637
Capitalized stripping tonnes	6,694,122	4,012,875	23,057,610	9,055,536
Average grade of gold(1)	0.56	0.75	0.57	0.66
Tonnes stockpiled ahead of the heap leach pad	151,181	114,085	151,181	114,085
Average grade of gold(1)	0.66	0.74	0.66	0.74
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,676,909	1,640,638	6,970,007	4,357,006
Average grade of gold processed(1)	0.68	0.86	0.68	0.74
Low grade ore placed on the heap leach pad	1,239,173	323,092	3,836,061	1,648,556
Average grade of gold processed(1)	0.18	0.18	0.19	0.25
Total tonnes of ore processed	2,916,082	1,963,730	10,806,068	6,005,562
Average grade of gold processed(1)	0.47	0.75	0.50	0.60
Gold ounces produced	14,782	18,080	71,145	49,395
Gold ounces sold	13,967	17,355	68,253	49,659

(1)	Grams per tonne.
(2)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

During the quarter, the Company mined 9,366,003 tonnes at the El Chanate open pit, including 2,200,370 ore tonnes. Mining rates increased by 39%, to 101,804 TPD, compared to the average rate during Q4 2011 of 73,330 TPD. Mining rates continue to improve at El Chanate and have exceeded target mining rates of 100,000 TPD since Q3 2012. During 2012, the Company mined 35,083,471 tonnes, or 95,856 TPD, an increase of 103% over prior year mining rates.

Stripping activities totaled 6,694,122 tonnes during the fourth quarter of 2012, compared to 6,288,417 tonnes during Q3 2012. All of the tonnes stripped during the fourth quarter were mined as part of the southeast push-back of the pit. Overall, stripping activities at El Chanate represented a capital investment of $10.6 million during the fourth quarter of 2012, compared to $9.5 million in Q3 2012.

The Company crushed and placed 1,676,909 tonnes of ore from the open pit on the heap leach pad in Q4 2012, at an average rate of 18,227 TPD, with an average grade of 0.68 gold grams per tonne. This represents a 2% increase in crushing and stacking rates as compared to the average rate during Q4 2011 of 17,833 TPD. During the quarter, the Company also placed 1,239,173 tonnes, or 13,469 TPD, of low grade run-of-mine material on the heap leach pad. Total tonnes processed of 2,916,082 tonnes, or 31,697 TPD, represents a 48% increase over stacking rates in the fourth quarter of 2011 primarily due to the increase in run-of-mine material stacked from the low grade stockpile.

12

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold grades averaged 0.47 grams per tonne placed during the fourth quarter, a decline of 37% from the 0.75 grams per tonne placed in the fourth quarter of 2011, largely due to the 916,081 additional tonnes of low grade run-of-mine material stacked.

The Company produced 14,782 and 71,145 gold ounces at El Chanate during the fourth quarter and during 2012, respectively, compared to 18,080 and 49,395 gold ounces produced in the same periods of the prior year. Fourth quarter production was negatively impacted by the rupture of a pressure vessel in one of the three separate ADR processing plants on November 14, 2012, which resulted in the temporary shutdown of two of the three plants for 48 days during the quarter. The Company replaced portions of ADR plant 1 & 2 in the first quarter of 2013, and production has since returned to normal levels. Overall, production at El Chanate was in line with the revised guidance that was provided in the Company’s November 14, 2012 press release, of between 70,000 to 75,000 ounces for 2012.

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011(2)
Revenue from mining operations	$24,694	$29,589	$118,130	$83,825
Production costs	$7,726	$9,124	$38,340	$32,912
Refining costs	$109	$86	$417	$306
Amortization and depletion	$2,439	$2,603	$10,431	$6,538
(Loss) / earnings from operations	$(112,917)	$17,381	$(58,738)	$43,208
Cash flow from operations	$6,360	$9,109	$51,633	$38,679
Capital expenditures	$(15,395)	$(9,438)	$(53,245)	$(22,757)
Net free cash flow(1)	$(9,035)	$(329)	$(1,612)	$15,922
Total cash costs per gold ounce(1)	$468	$401	$434	$449

(1)	See the Non-GAAP Measures section on page 30.
(2)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

El Chanate reported a loss from operations of $112.9 million during the fourth quarter of 2012, compared to earnings from operations of $17.4 million in Q4 2011. Included in the loss from operations during the fourth quarter of 2012 was an impairment charge of $127.0 million that arose as a result of the annual impairment test, where the Company is required to evaluate whether the carrying amounts of cash-generating units are recoverable. The Company prepared an updated life-of-mine plan that incorporated the results of the 2012 drilling and exploration program, whereby the Company did not replace 2012 depletion. In addition, the revised life-of-mine plan reflected revised operating and economic parameters. The impairment charge related entirely to goodwill.

Excluding this impairment charge, earnings from operations were $14.1 million, a decrease of $3.3 million over Q4 2011. This decrease resulted from a 20% decrease in ounces sold which was partially offset by a 7% increase in the realized gold price at El Chanate. The decrease in ounces sold is directly related to the temporary shutdown of two of the three ADR processing plants, which decreased production in the fourth quarter. Earnings from operations for the fourth quarter of 2012 included $0.6 million in production costs and $1.4 million of amortization and depletion relating to the acquisition date fair value adjustment on heap leach inventory and property, plant and equipment and mining interests, respectively, compared to $1.5 million and $1.6 million in Q4 2011, respectively.

During 2012, El Chanate reported a $58.7 million loss from operations, compared to earnings from operations of $43.2 in the prior year. Excluding the impairment charge of $127.0 million, earnings from operations were $68.3 million in 2012, a 76% increase over the prior year. The annual increase in earnings from operations is a result of a 37% increase in ounces sold, combined with various optimization initiatives completed over the past year, including upgrades to the conveyor system, commissioning of an intermediate grade solution pond, and the commissioning of an additional ADR plant, as mentioned previously.

El Chanate generated $6.4 million in operating cash flow during the quarter, a decline of $2.7 million from Q4 2011 operating cash flow of $9.1 million, primarily due to the decline in production discussed above. Capital expenditures of $15.4 million exceeded operating cash flows in the fourth quarter of 2012, resulting in negative net free cash flow of $9.0 million, a decrease of $8.7 million from negative net free cash flow of $0.3 million in Q4 2011. Q4 2012 capital expenditures at El Chanate included $10.6 million in capitalized stripping activities, $3.6 million in expenditures associated with the heap leach expansion project and $0.8 million in other sustaining capital and optimization initiatives, and $0.3 million in exploration expenditures. During 2012, El Chanate capital expenditures of $53.2 million exceeded operating cash flow of $51.6 million, resulting in negative net free cash flow of $1.6 million. 2012 capital expenditures at El Chanate included $34.6 million in capitalized stripping activities associated with the southeast push-back in the open pit, $9.9 million in expenditures associated with the heap leach expansion project and $5.5 million in other sustaining capital and optimization initiatives, and $3.2 million in exploration expenditures.

13

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, cash costs per gold ounce at the El Chanate mine were $468, an increase of 17% over cash costs per gold ounce of $401 in Q4 2011. The increase was as a result of lower grades mined and an increase in low grade run-of-mine material stacked and leached during 2012. During 2012, cash costs per gold ounce at the El Chanate mine decreased by 3% over 2011, to $434 due to the optimization initiatives completed during the past year. Overall, 2012 cash costs at the El Chanate mine were in line with the range of $430 to $460 per gold ounce provided by the Company in the September 5, 2012 revised guidance.

EL CHANATE EXPLORATION

On March 25, 2013, the Company reported updated reserves and resources at December 31, 2012, which included 1.2 million gold ounces of proven and probable reserves at El Chanate. Proven and probable reserves at El Chanate decreased by 6% over those reported at December 31, 2011; however, reserve grades increased by 3.1% from an average of 0.65 gold grams per tonne at December 31, 2011 to 0.67 gold grams per tonne at December 31, 2012. Further details on the updated reserves and resources by category can be found in the Company’s March 25, 2013 press release or in the Company’s Annual Information Form, both of which can be found on the Company’s website at www.auricogold.com.

The Company’s 27,000 metre 2012 drilling program focused to the northwest and southeast of the current pit as well as mineralization discovered south of the planned heap leach pads. The program focused on infill drilling below and to the south of the existing reserve pit, in anticipation of potentially expanding the reserve pit towards these areas. This drilling program has identified two new discoveries that are directly on trend of the open pit and the extension of the previously identified North West zone located approximately 50 metres northwest of the open pit. The newly discovered Rono zone is approximately 600 metres northwest of the open pit and the Loma Prieta zone is approximately 1.2 kilometres southeast from the ultimate pit boundary. Since the second quarter of 2012, one diamond drill and one reverse circulation drill have been operating on the property. During the fourth quarter, the Company completed 12 reverse circulation holes for a total of 1,710 metres, bringing the year-to-date totals to 13 core drill holes for a total of 4,966 metres and 115 reverse circulation holes for a total of 21,315 metres. Further details on the results to the end of September 30, 2012 for the 2012 drilling program are highlighted in the Company’s October 22, 2012 press release, which can be found on the Company’s website at www.auricogold.com.

14

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO

The Ocampo mine, which commenced commercial production in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico. Ocampo is comprised of four open pits and two underground mines, with milling and heap leach processing facilities.

On December 14, 2012, the Company completed the sale of the Ocampo mine and the Venus and Los Jarros exploration properties. The financial results of these properties have been presented as net earnings from discontinued operations in the Consolidated Statements of Operations and as a net decrease in cash and cash equivalents from discontinued operations in the Consolidated Statements of Cash Flows, respectively, for the years ended December 31, 2012 and 2011. The disposal of the Ocampo mine has not had a material impact on the Company’s other operations.

OCAMPO OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012(4)	2011	2012(4)	2011
Underground Operations
Tonnes of ore mined	94,820	207,223	582,531	735,974
Average grade of gold(1)	1.66	2.24	2.27	2.72
Average grade of silver(1)	40	106	97	130
Open Pit Operations
Total tonnes mined	6,602,853	10,549,369	32,631,431	39,450,969
Tonnes of ore mined	462,901	518,300	3,211,954	2,200,446
Capitalized stripping and other tonnes	4,682,595	8,792,145	22,136,116	32,338,443
Average grade of gold(1)	0.26	0.28	0.22	0.44
Average grade of silver(1)	14	10	10	20
Mill Operations
Tonnes of ore processed	204,795	292,525	1,075,441	1,145,639
Average grade of gold processed(1)	1.11	1.78	1.52	2.17
Average grade of silver processed(1)	35	82	65	102
Average gold recovery rate	97%	97%	97%	97%
Average silver recovery rate	88%	87%	89%	87%
Gold ounces produced	7,000	16,202	50,972	77,687
Silver ounces produced	208,026	672,171	2,009,212	3,254,144
Heap Leach Operations
Tonnes of ore placed	392,334	423,403	2,735,503	1,783,291
Average grade of gold processed(1)	0.15	0.18	0.15	0.27
Average grade of silver processed(1)	8	7	7	13
Gold ounces produced	2,585	3,707	15,378	21,791
Silver ounces produced	93,925	189,092	550,158	917,628
Gold ounces produced	9,585	19,909	66,350	99,478
Silver ounces produced	301,951	861,263	2,559,370	4,171,772
Gold equivalent ounces produced (realized)(2)	15,351	35,960	114,223	194,208
Gold equivalent ounces produced (55:1)(3)	15,075	35,568	112,884	175,328
Gold ounces sold	9,248	19,449	62,867	95,553
Silver ounces sold	313,575	886,351	2,325,235	4,081,527
Gold equivalent ounces sold (realized)(2)	15,222	35,986	106,400	188,307
Gold equivalent ounces sold (55:1)(3)	14,949	35,564	105,143	169,762

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Represents results prior to disposition on December 14, 2012.

15

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

MINING

During the quarter, the Ocampo mine was under the Company’s ownership from October 1, 2012 to December 14, 2012. At the Northeast underground operation, the Company mined 94,820 tonnes, or 1,281 TPD, of ore during this period, a decrease of 112,403 tonnes, or 54% over the fourth quarter of 2011. During the quarter, production continued to be negatively impacted by the Company’s focus on an accelerated development program at the mine to increase developed ore inventory. During the year-to-date period ending December 14, 2012, the Company mined 582,531 tonnes of ore, or 1,674 TPD, a decrease of 17% over the 2,016 TPD mined in the prior year.

The Company mined 6,602,853 tonnes, or 89,228 TPD, from the open pits during the fourth quarter, a decrease of 25,439 TPD or 22% from the 114,667 TPD mined in the fourth quarter of 2011. Tonnes mined in the open pit continued to decline during the quarter due to a decrease in stripping tonnes mined, as the pre-stripping program at Picacho neared completion. Ore mining rates increased by 622 TPD, or 11%, to 6,255 TPD during Q4 2012, largely due to improved access to mineable ore from the progress made on the pushbacks in the Picacho open pit. During the year-to-date period ending December 14, 2012, the Company mined 3,211,954 tonnes of ore, or 9,230 TPD, compared 2,200,446 tonnes of ore, or 6,029 TPD, in 2011.

During the fourth quarter, the Company continued stripping activities at the Picacho open pit, mining 3,083,418 tonnes compared to 2,710,962 tonnes in the third quarter of 2012. Stripping activities also continued at the Conico open pit with 1,599,176 tonnes being mined, compared to 1,831,725 tonnes in the previous quarter. Overall, stripping activities at Ocampo represented a capital investment of $7.6 million during Q4 2012, which was consistent with the $7.6 million invested in stripping activities in Q3 2012.

PROCESSING

The Ocampo mill circuit processed 204,795 tonnes, or 2,768 TPD, during the fourth quarter of 2012, a decrease of 412 TPD, or 13%, from ore processing rates in the fourth quarter of 2011 of 3,180 TPD. During the year-to-date period ending December 14, 2012, the Company processed 1,075,441 tonnes of ore, or 3,090 TPD, compared to 1,145,639 tonnes of ore, or 3,139 TPD in 2011.

Gold and silver grades processed at the mill facility declined from 1.78 and 82 grams per tonne, respectively, in Q4 2011 to 1.11 and 35 grams per tonne, respectively, in Q4 2012. During the fourth quarter, the mill grades continued to be negatively impacted by a decline in underground tonnes and grades that resulted from an increased focus on ore development. Lower underground production necessitated supplementing the mill feed with lower grade open pit ore.

During the fourth quarter of 2012, the Company placed 392,334 tonnes of ore on the heap leach pad at an average stacking rate of 5,302 TPD, representing a 15% increase over the 4,602 TPD placed in Q4 2011. Access to heap leach ore continued to improve due to the progress made on the pushbacks in the open pits. During the year-to-date period ending December 14, 2012, the Company placed 2,735,503 tonnes of ore at an average stacking rate of 7,861 TPD, compared to 1,783,291 tonnes of ore at an average stacking rate of 4,886 TPD in 2011.

During Q4 2012, gold and silver grades placed on the heap leach pad were consistent with Q3 2012, but declined slightly from the grades placed in the fourth quarter of 2011. This decline in grades was primarily due to lower grade ore being available from the open pits, lower tonnage from the underground, and a reduction in cutoff grade attributable to higher metal prices.

During the fourth quarter of 2012, Ocampo produced 15,075 Au(e)(55:1), a decline of 20,493 ounces over production of 35,568 Au(e)(55:1) in Q4 2011. During the year-to-date period ending December 14, 2012, Ocampo produced 112,884 Au(e)(55:1), compared to 175,328 Au(e)(55:1) produced in 2011. Annual production was slightly below the lower end of the Ocampo production guidance provided in the Company’s September 5, 2012 press release of 115,000 to 125,000 gold equivalent ounces due to the sale of the mine on December 14, 2012, which shortened the reporting year by two weeks.

16

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012(4)	2011	2012(4)	2011
Revenue from mining operations	$26,197	$59,435	$176,865	$291,116
Production costs	$20,509	$19,565	$77,664	$76,492
Refining costs	$182	$351	$1,081	$1,545
Amortization and depletion	$8,052	$11,291	$41,288	$43,806
(Loss) / earnings from operations	$(5,512)	$25,639	$45,480	$158,467
Cash flow (used in) / from operations	$(528)	$26,283	$49,105	$174,438
Capital expenditures	$(23,256)	$(29,093)	$(104,305)	$(109,205)
Net free cash flow(2)	$(23,784)	$(2,810)	$(55,200)	$65,233
Total cash costs per gold equivalent ounce (realized)(2)(3)	$1,359	$553	$740	$414
Total cash costs per gold ounce(2)	$1,126	$(388)	$100	$(684)
Total cash costs per gold equivalent ounce (55:1)(1)(2)	$1,384	$560	$749	$460

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 30.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.
(4)	Represents results prior to disposition on December 14, 2012.

Ocampo recognized a $5.5 million loss from operations in Q4 2012, a decline of $31.1 million from Q4 2011 earnings from operations of $25.6 million. This decline was due to a decrease in ounces sold of 20,615 Au(e)(55:1), and a net realizable value adjustment of $7.8 million, discussed below. During the year-to-date period ending December 14, 2012, Ocampo recognized $45.5 million in earnings from operations, a 71% decline from the prior year.

During the fourth quarter of 2012, the Company recognized a $7.8 million net realizable value adjustment on Ocampo ore in process inventory, which increased production costs by $5.5 million and amortization and depletion expense by $2.3 million. This adjustment resulted primarily due to declining forecasted metal prices and lower grades of ore mined in the fourth quarter. During the year-to-date period ending December 14, 2012, the Company recognized total net realizable value adjustments of $16.1 million as the costs of mining activities added to the leach pad (open pit mining and processing costs, including applicable overhead, depreciation and amortization) were not expected to be fully recoverable. These net realizable value adjustments increased production costs by $10.5 million and amortization and depletion expense by $5.6 million.

Ocampo used cash flow from operations of $0.5 million during the Company’s ownership in Q4 2012, compared to Q4 2011 when the Company generated operating cash flow of $26.3 million. The decrease in operating cash flow resulted primarily from the decline in production and ounces sold. After deducting capital expenditures of $23.3 million, net free cash flow was negative $23.8 million during Q4 2012. Capital expenditures at Ocampo during this period included $7.6 million in capitalized stripping activities, $8.9 million in underground development, $5.1 million in sustaining capital, and $1.7 million in exploration activities. During the year-to-date period ending December 14, 2012, Ocampo generated $49.1 million of operating cash flow, and after capital expenditures of $104.3 million, reported negative net free cash flow of $55.2 million. Capital expenditures at Ocampo during this period included $31.9 million in capitalized stripping activities, $24.6 million in underground development, and $28.3 million in sustaining capital, and $19.5 million in exploration activities.

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $1,384 in Q4 2012, compared to cash costs of $560 per gold equivalent ounce in the fourth quarter of 2011. This 147% increase was primarily due to the processing of lower grade ore during the fourth quarter and the recognition of the net realizable value adjustment discussed above. Cash costs during the year-to-date period ending December 14, 2012 were $749 per Au(e)(55:1), a 63% increase over 2011 cash costs per Au(e)55:1 of $460, but were lower than the revised 2012 cash cost guidance provided by the Company in the September 5, 2012 press release of $775 - $875 per Au(e)55:1 (including NRV adjustments). The increase in cash costs year-over-year was due to the processing of lower grade ore and reduced production from the higher grade underground mine, and the total net realizable value adjustments of $10.5 million, or $100 per Au(e)(55:1) mentioned previously.

17

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a historic mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine, which was owned by the Company, and the Las Torres Complex, which was leased from Industrias Peñoles, S.A.B. de C.V.

On July 13, 2012, the Company completed the sale of the El Cubo mine and the Guadalupe y Calvo exploration property. The financial results of these properties have been presented as net earnings from discontinued operations in the Consolidated Statements of Operations and as a net decrease in cash and cash equivalents from discontinued operations in the Consolidated Statements of Cash Flows, respectively, for the years ended December 31, 2012 and 2011. The disposal of the El Cubo mine and the Guadalupe y Calvo exploration property has not had an impact on the Company’s other operations.

EL CUBO OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011	2012(4)	2011
Underground and Mill Operations
Tonnes of ore mined	-	106,273	212,865	247,190
Tonnes of ore processed	-	133,513	210,875	256,150
Average grade of gold processed(1)	-	1.19	1.43	1.24
Average grade of silver processed(1)	-	71	76	80
Average gold recovery rate	-	84%	89%	85%
Average silver recovery rate	-	81%	82%	84%
Gold ounces produced	-	4,272	8,602	8,670
Silver ounces produced	-	247,851	424,554	556,379
Gold equivalent ounces produced (realized)(2)	-	8,917	16,497	20,277
Gold equivalent ounces produced (55:1)(3)	-	8,778	16,321	18,786
Gold ounces sold	-	4,995	8,827	7,195
Silver ounces sold	-	288,293	482,519	435,448
Gold equivalent ounces sold (realized)(2)	-	10,400	17,851	15,883
Gold equivalent ounces sold (55:1)(3)	-	10,237	17,601	15,113

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Represents results prior to disposition on July 13, 2012.

During 2012, the El Cubo mine was under the Company’s ownership from January 1, 2012 to July 13, 2012 and mined 212,865 tonnes, or 1,092 TPD.

During the year-to-date period ending July 13, 2012, the Company processed 210,875 tonnes, or 1,081 TPD. Average realized grades processed by the Company were 2.85 gold equivalent grams per tonne.

El Cubo contributed 8,602 gold ounces and 424,554 silver ounces, or 16,321 Au(e)55:1, to the Company’s consolidated production profile during 2012. During the year ended December 31, 2011, El Cubo contributed 18,786 Au(e)55:1 to consolidated production, subsequent to the resolution of the labour disruption, which halted processing activities until Q3 2011.

18

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011	2012(4)	2011
Revenue from mining operations	$-	$17,466	$29,613	$26,853
Production costs	$-	$11,272	$21,169	$16,466
Refining costs	$-	$128	$235	$212
Mine standby costs	$-	$-	$-	$11,430
Amortization and depletion	$-	$1,607	$2,337	$2,512
Earnings from operations	$-	$113,493	$5,124	$103,869
Cash flow from / (used in) operations	$-	$6,260	$4,071	$(11,104)
Capital expenditures	$-	$(5,513)	$(13,244)	$(11,333)
Net free cash flow(2)	$-	$747	$(9,173)	$(22,437)
Total cash costs per gold equivalent ounce (realized)(2)(3)	$-	$1,096	$1,199	$1,050
Total cash costs per gold ounce(2)	$-	$494	$733	$296
Total cash costs per gold equivalent ounce (55:1)(1)(2)	$-	$1,114	$1,216	$1,104

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 30.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.
(4)	Represents results prior to disposition on July 13, 2012.

El Cubo reported earnings from operations of $5.1 million during the year-to-date period ending July 13, 2012.

During the year-to-date period ending July 13, 2012, El Cubo reported negative net free cash flow of $9.2 million, comprised of a cash inflow from operations of $4.1 million offset by capital expenditures of $13.2 million. Capital expenditures during this period included $11.2 million in capitalized underground development, $1.1 million in sustaining capital, and $0.9 million in exploration expenditures.

During the year-to-date period ending July 13, 2012, cash costs per Au(e)(55:1) were $1,216.

19

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

AUSTRALIAN OPERATIONS

As a result of the acquisition of Northgate on October 26, 2011, the Company owned the Fosterville and Stawell gold mines, which are located in the state of Victoria, Australia.

On May 4, 2012, the Company completed the sale of the Australian operations. The financial results of the Australian operations have been presented as net earnings from discontinued operations in the Consolidated Statements of Operations and as a net decrease in cash and cash equivalents from discontinued operations in the Consolidated Statements of Cash Flows, respectively, for the years ended December 31, 2012 and 2011. The disposal of the Australian operations has not had an impact on the Company’s other operations.

FOSTERVILLE AND STAWELL OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011(3)	2012(2)	2011(3)
Fosterville
Tonnes of ore mined	-	121,598	284,098	121,598
Tonnes of ore processed	-	125,301	267,966	125,301
Average grade of gold processed(1)	-	4.34	3.78	4.34
Average gold recovery rate	-	84%	80%	84%
Gold ounces produced	-	14,682	26,013	14,682
Gold ounces sold	-	14,998	27,414	14,998

Stawell
Tonnes of ore mined	-	137,223	259,798	137,223
Tonnes of ore processed	-	146,568	283,296	146,568
Average grade of gold processed(1)	-	3.69	2.89	3.69
Average gold recovery rate	-	87%	84%	87%
Gold ounces produced	-	15,198	22,236	15,198
Gold ounces sold	-	13,335	24,205	13,335

Total
Tonnes of ore mined	-	258,821	543,896	258,821
Tonnes of ore processed	-	271,869	551,262	271,869
Average grade of gold processed(1)	-	3.99	3.32	3.99
Average gold recovery rate	-	86%	82%	86%
Gold ounces produced	-	29,880	48,249	29,880
Gold ounces sold	-	28,333	51,619	28,333

(1)	Grams per tonne.
(2)	Represents results prior to disposition on May 4, 2012.
(3)	Represents results subsequent to the acquisition of the Fosterville and Stawell mines on October 26, 2011.

During 2012, the Fosterville and Stawell mines were under the Company’s ownership from January 1, 2012 to May 4, 2012. During this period, the Company mined a total of 543,896 ore tonnes, or 4,351 TPD.

During the year-to-date period ending May 4, 2012, the Fosterville and Stawell mill circuits processed a total of 551,262 tonnes, or 4,410 TPD. Average grades processed at the mill facilities were 3.32 gold grams per tonne.

Fosterville and Stawell contributed 48,249 gold ounces to the Company’s consolidated production profile during 2012. During the year ended December 31, 2011, these mines contributed 29,880 gold ounces to consolidated production, subsequent to their acquisition on October 26, 2011.

20

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

FOSTERVILLE AND STAWELL FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011(3)	2012(2)	2011(3)
Fosterville
Revenue from mining operations	$-	$25,337	$46,026	$25,337
Production costs	$-	$17,296	$29,211	$17,296
Refining costs	$-	$60	$102	$60
Amortization and depletion	$-	$1,238	$-	$1,238
Earnings from operations before impairment charge	$-	$6,661	$15,572	$6,661
Cash flow from operations	$-	$10,924	$16,794	$10,924
Capital expenditures	$-	$(9,403)	$(13,910)	$(9,403)
Net free cash flow(1)	$-	$1,521	$2,884	$1,521
Total cash costs per gold ounce(1)	$-	$821	$1,069	$821
Stawell
Revenue from mining operations	$-	$22,877	$41,241	$22,877
Production costs	$-	$12,163	$27,876	$12,163
Refining costs	$-	$61	$99	$61
Amortization and depletion	$-	$1,610	$-	$1,610
Earnings from operations before impairment charge	$-	$8,913	$13,001	$8,913
Cash flow from operations	$-	$10,642	$9,165	$10,642
Capital expenditures	$-	$(7,959)	$(11,834)	$(7,959)
Net free cash flow(1)	$-	$2,683	$(2,669)	$2,683
Total cash costs per gold ounce(1)	$-	$906	$1,134	$906
Total
Revenue from mining operations	$-	$48,214	$87,267	$48,214
Production costs	$-	$29,459	$57,087	$29,459
Refining costs	$-	$121	$201	$121
Amortization and depletion	$-	$2,848	$-	$2,848
Earnings from operations before impairment charge	$-	$15,574	$28,573	$15,574
Impairment charge	$-	$-	$22,857	$-
Earnings from operations	$-	$15,574	$5,716	$15,574
Cash flow from operations	$-	$21,566	$25,958	$21,566
Capital expenditures	$-	$(17,362)	$(25,744)	$(17,362)
Net free cash flow(1)	$-	$4,204	$214	$4,204
Total cash costs per gold ounce(1)	$-	$861	$1,099	$861

(1)	See the Non-GAAP Measures section on page 30.
(2)	Represents results prior to disposition on May 4, 2012.
(3)	Represents results subsequent to the acquisition of the Fosterville and Stawell mines on October 26, 2011.

During the year-to-date period ending May 4, 2012, the Fosterville and Stawell mines reported earnings from operations of $5.7 million. Included in earnings from operations from January 1, 2012 to May 4, 2012 is a $22.9 million impairment charge that was recognized during the first quarter of 2012 to reduce the carrying values of the Australian operations to their recoverable amount at March 31, 2012. The recoverable amount was determined in reference to the final consideration agreed to on May 4, 2012 with Crocodile Gold.

During the year-to-date period ending May 4, 2012, the Fosterville and Stawell mines generated $0.2 million in net free cash flow, including $25.9 million in operating cash flow, net of $25.7 million in capital expenditures incurred. Capital expenditures at Fosterville and Stawell during this period included $20.6 million in mine development, $2.6 million in sustaining capital, and $2.5 million in exploration activities.

During the year-to-date period ending May 4, 2012, the combined cash costs per gold ounce at Fosterville and Stawell were $1,099.

21

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION REVIEW

KEMESS UNDERGROUND PROJECT EXPLORATION

During 2012, the Company completed a full Feasibility Study for the Kemess Underground Project. The results outline the development of an underground operation that is well suited to block/panel caving. Average annual production is envisioned to be 105,000 ounces of gold and 44 million pounds of copper at cash costs of $213 per gold ounce, net of by-product credits, over a 12-year mine life. The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage in the Kemess South open pit. Further details on the results of the Feasibility Study are highlighted in the Company’s March 25, 2013 press release, which can be found on the Company’s website at www.auricogold.com. The technical report for the Feasibility Study, which is in compliance with NI 43-101, will be available on SEDAR at www.sedar.com and on the Company’s website at www.auricogold.com during the second quarter of 2013.

ORION EXPLORATION

As part of the acquisition of Capital Gold, the Company acquired the Orion development project in the state of Nayarit, Mexico. This project consists of a large land position of 114,308 hectares of mineral rights that cover an extensively drilled vein deposit and numerous vein exploration targets elsewhere on the property. Capital Gold had contracted SRK consulting to complete a PEA that was completed in February 2010 and in compliance with NI 43-101. The initial report estimated an underground indicated resource of 1.11 million tonnes grading 3.66 grams per tonne gold plus 309 grams per tonne silver, or 330,000 gold-equivalent ounces (55:1). In addition, an additional inferred resource of 0.18 million tonnes grading 3.33 grams per tonne gold plus 95 grams per tonne silver, or 5.05 gold-equivalent grams per tonne (55:1) was reported.

As part of the sale of the Ocampo mine and Venus and Los Jarros exploration properties to Minera Frisco on December 14, 2012, the Company sold a 50% interest in the Orion development project to Minera Frisco. During 2012, a detailed reexamination of all geological information was undertaken along with field mapping and sampling. This has lead to a proposal for a 10,000 metre drill program which will be the first program for the joint venture with Minera Frisco.

CONSOLIDATED EXPENSES

(in thousands)
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2012(1)	2011(1)	2010(1)
Reclamation, care and maintenance costs	$14,066	$2,103	$-
General and administrative	$35,730	$25,347	$18,813
Exploration and business development	$1,385	$20,940	$1,934
Impairment charge	$128,537	$2,153	$-
Finance costs	$2,237	$2,078	$1,674
Foreign exchange loss / (gain)	$10,727	$(9,566)	$(1,459)
Other income	$(8,762)	$(38,650)	$(2,435)

(1)

Exclusive of discontinued operations as expenses relating to discontinued operations are presented separately in the Company’s Consolidated Statements of Operations for the years ended December 31, 2012 and 2011.

Reclamation, care and maintenance costs for 2012 included $8.1 million in site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage that was acquired through the Northgate business combination. During 2012, the Company also recognized a reclamation expense of $6.0 million related to Kemess South, for reclamation activities that were not previously provided for. Reclamation, care and maintenance costs for 2011 included $2.1 million in site overhead and other costs relating to activities at Kemess South for the period October 26, 2011 to December 31, 2011.

General and administrative costs include expenses related to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs for 2012 increased by $10.4 million over the prior year period primarily as a result of increased professional fees, and higher compensation costs resulting from the increased size of the Company following the acquisitions of Capital Gold and Northgate.

Exploration and business development fees decreased by $19.6 million during 2012 as compared to the prior year, when the Company incurred expenditures associated with the acquisitions of Capital Gold and Northgate.

During the fourth quarter of 2012, the Company recognized an impairment charge of $127.0 million related to the El Chanate mine. As the impairment charge was recorded entirely to goodwill, there was no associated tax impact. In addition, the Company discontinued its exploration program on the La Bandera exploration property during 2012. As a result, the Company recognized an impairment charge of $1.5 million and a tax recovery of $0.4 million, for a net impairment charge of $1.1 million. During 2011, the Company discontinued its exploration program on the Mezquite exploration property. As a result, the Company recognized an impairment charge of $2.2 million and a tax recovery of $0.6 million, for a net impairment charge of $1.6 million.

22

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

During the year, foreign exchange gains and losses changed by $20.3 million, from a gain of $9.6 million in 2011 to a loss of $10.7 million in 2012. The primary cause of the loss in the current year was the strengthening of the Canadian dollar and Mexican peso. The strengthening of these currencies result in foreign exchange losses, while the weakening of these currencies result in foreign exchange gains, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Canadian dollars and Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

During 2012, other income changed by $29.9 million, from income of $38.7 million in 2011 to income of $8.8 million in 2012 primarily as a result of a decrease in unrealized gains on the fair value of the option component of convertible senior notes from $23.0 million in 2011 to $4.0 million in 2012. In addition, the Company recognized a $3.9 million loss on extinguishment of debt, a $2.4 million loss on the settlement of a lawsuit, and a $1.9 million loss on the discontinuance of hedge accounting. The remainder of the variance can be attributed to $14.8 million in unrealized and realized gains on equity investments in 2011 compared to $1.4 million in 2012. These decreases in other income were partially offset by a $6.6 million gain on the sale of a 50% interest in the Orion advanced development project to Minera Frisco during the fourth quarter of 2012.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During 2012, the Company recognized a current tax expense of $6.6 million and a deferred tax recovery of $7.8 million, compared to a current tax expense of $10.4 million and a deferred tax recovery of $0.4 million in 2011. This decline in tax expense primarily resulted from the strengthening of the Canadian dollar relative to the US dollar, which resulted in a reduction in taxable temporary differences associated with the Company's Canadian property, plant, and equipment and mining interests and deferred tax recovery. The Company’s tax expense also declined as a result of the deferred tax recovery from the ongoing amortization of property, plant and equipment and mining interests acquired as part of the acquisition of Capital Gold and Northgate.

23

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	As at	As at	As at
	December 31	December 31	December 31
	2012	2011	2010	2012 vs. 2011
Current assets	$740,324	$537,126	$210,024

Current assets increased largely due to an increase in the Company's cash balance from $179.4 million on December 31, 2011 to $603.4 million on December 31, 2012, as a result of cash proceeds received on the sale of the Ocampo mine on December 14, 2012. This increase was partially offset by the decline in assets held for sale due to the closing of the sale of the Australian operations, and a decline in current assets as a result of the sale of the El Cubo mine and Guadalupe y Calvo exploration property and the Ocampo mine and Venus and Los Jarros exploration properties during 2012.

Long-term assets	2,156,875	2,641,953	600,013

Long-term assets decreased as a result of the sale of the El Cubo mine and Guadalupe y Calvo exploration property and the sale of Ocampo mine and the Venus and Los Jarros exploration properties during 2012, as well as due to the impairment charge recorded on goodwill associated with the El Chanate mine during the fourth quarter of 2012. These decreases were partially offset by capital expenditures and the build-up of long-term stockpile inventory at Young-Davidson during the year, as well as an increase in intangible assets relating to the retained interest royalty received on disposition of the Australian operations.

Total assets	$2,897,199	$3,179,079	$810,037
Total current liabilities	$95,381	$224,460	$44,330

Current liabilities decreased as a result of the closing of the sale of the Australian operations, the sale of the El Cubo mine and Guadalupe y Calvo exploration property, and the sale of the Ocampo mine and Venus and Los Jarros exploration properties, as well as declines in accounts payable at Young-Davidson due to the completion of surface construction during the year. These decreases were partially offset by an increase in the current portion of provisions and current income tax liability.

Total long-term financial liabilities	183,532	246,401	30,481

Long-term financial liabilities decreased due to the repayment of amounts drawn on the revolving credit facility during the fourth quarter of 2012, combined with a $4.0 million decrease in the fair value of the option component of convertible senior notes, payments on equipment financing arrangements, and a decrease in the derivative liabilities balance. These decreases were offset by $12.4 million of additional funding from equipment financing arrangements.

Total other long-term liabilities	320,491	467,080	91,566

Long-term liabilities decreased due to a decrease in the Company's deferred tax liability and provisions, as a result of the sale of the El Cubo mine and Guadalupe y Calvo exploration property, and the Ocampo mine and Venus and Los Jarros exploration properties in 2012. This decrease was partially offset by the strengthening of the Canadian dollar and the Mexican peso during the year causing the Company's remaining Canadian dollar- and Mexican peso-denominated deferred tax liabilities and provisions to increase in US dollar terms.

Total liabilities	$599,404	$937,941	$166,377
Shareholders’ equity	$2,297,795	$2,241,138	$643,660	Shareholders’ equity increased primarily as a result of share-based compensation, net earnings and other comprehensive income recognized during 2012.

24

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The prices of gold and silver are subject to volatile price movements during short periods of time and are affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During 2012, the price of gold averaged $1,689 per ounce, with daily London PM Fix prices between $1,540 and $1,792 per ounce. The price of silver experienced greater volatility during the year, averaging $31.15 per ounce, with daily London PM Fix prices between $26.67 and $37.23 per ounce.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso and Canadian dollar averaged approximately 13.2 and 1.0, to 1.0 US dollar, respectively, in 2012.

The Company has been impacted by industry-wide cost pressures, primarily with respect to energy, labour and other consumables. The Company is actively managing these cost pressures by increasing mining productivities and implementing other optimization initiatives at various sites Company-wide.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at December 31, 2012 was $603.4 million, a $424.0 million increase from the balance at the end of 2011 of $179.4 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs, exploration expenditures, and currency exchange rates. Refer to the Liquidity Outlook section on page 26 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 27.

CASH FLOW

(in thousands)
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2012	2011	2010
Cash flow from / (used in) operating activities(1)	$1,333	$(3,076)	$(15,091)
Cash flow from / (used in) investing activities(1)	545,723	(20,756)	(11,030)
Cash flow (used in) / from financing activities(1)	(53,198)	51,905	6,866
Effect of foreign exchange rates on cash(1)	(1,109)	62	1,559
Increase / (decrease) in cash and cash equivalents from continuing operations	492,749	28,135	(17,696)
(Decrease) / increase in cash and cash equivalents from discontinued operations	(68,792)	38,167	1,861
Total cash and cash equivalents, beginning of period	179,444	113,142	128,977
Total cash and cash equivalents, end of period	$603,401	$179,444	$113,142

(1)

Exclusive of discontinued operations as cash flows from discontinued operations is presented separately in the Company's Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011.

Operating activities from continuing operations contributed cash flows of $1.3 million during 2012, as compared to 2011 when operating activities from continuing operations used cash of $3.1 million. The increase in operating cash flow is primarily due to cash flow contributed from Young-Davidson subsequent to the declaration of commercial production on September 1st, as well as a full year contribution from the El Chanate mine, which was acquired in April 2011. These increases were partially offset by operating cash outflows associated with the build up of stockpile and ore in process inventories at Young-Davidson prior to the declaration of commercial production, and payments of reclamation, care and maintenance costs at Kemess South in 2012.

During the year, investing activities from continuing operations contributed cash of $545.7 million, which compared to $20.8 million used in 2011. The increase in cash provided by investing activities was due to net proceeds of $641.4 million received on the disposition of Ocampo, net proceeds of $99.2 million received on the disposition of the El Cubo mine and Guadalupe y Calvo exploration property, and net proceeds of $44.8 million received on the disposition of the Australian operations. The Company also received $100.8 million from the sale of common shares received as part of the consideration from the disposition of assets during the year, and $27.0 million from the issuance of shares in a subsidiary that holds the Orion development project. These cash inflows were partially offset by capital expenditures during the year, which included $302.9 million in the construction and development of Young-Davidson, $34.6 million in capitalized stripping activities in the El Chanate open pits, $15.4 million in sustaining capital, and $17.2 million in exploration activities.

25

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing activities from continuing operations used cash of $53.2 million during 2012, as compared to 2011 when financing activities from continuing operations contributed cash of $51.9 million. The increase in cash used is primarily due to the $127.8 million repayment of the full amount drawn on Company’s credit facility during the fourth quarter of 2012, which was partially offset by drawdowns earlier in the year. During 2011, the primary contribution of cash flow from financing activities was $35.0 million in cash raised from drawdown on the credit facility and a combined $21.2 million in proceeds received from the exercises of warrants and stock options.

Cash flows from discontinued operations decreased the Company’s cash balance during the year by $68.8 million, as compared to 2011 when cash flows from discontinued operations increased the Company’s cash balance by $38.2 million. The primary reason for this change is the decrease in the free cash flow contribution from the Ocampo mine during 2012 versus in the prior year, which resulted from higher operating costs, a decline in realized silver prices, and a 64,619 ounce decline in Au(e)(55:1) ounces sold.

CREDIT FACILITY

On December 31, 2012, the Company had a revolving credit facility of $250 million. The credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company, and matures on April 25, 2016. No payments are due until the maturity date, which may be extended upon mutual agreement by all parties. At December 31, 2012, the Company had no amounts drawn under this revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $249.0 million available for future funding.

On January 31, 2013, the Company amended the revolving credit facility, which reduced borrowing capacity from $250 million to $150 million. The amended credit facility carries the same interest rate and terms as the previous facility, as described above.

CONVERTIBLE DEBT

The Company has $167.0 million in convertible senior notes that were originally issued by Northgate in October 2010. These notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. The conversion rate following the acquisition of Northgate and the subsequent amalgamation is 89.41697 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $11.18 per common share.

On February 1, 2013, the Company repurchased and cancelled 36,144,578 common shares under the Company’s “modified Dutch auction” substantial issuer bid. As a result, the conversion rate following the completion of the substantial issuer bid has increased to 91.31649 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.95 per common share of the Company.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the prices of gold and silver.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. The Company anticipates that operating cash flows will not be sufficient to fund capital expenditures at its operating mines in 2013. The Company expects capital expenditures to exceed operating cash flows in 2013 due to development expenditures relating to the Young-Davidson underground mine, as well as capital expenditures on the paste backfill plant at Young-Davidson. The Company has the ability to fund this forecasted shortfall using cash on hand and the current capacity available under its credit facility. Net free cash flow will vary depending on the price of gold, fluctuations in foreign currency exchange rates, total production and the extent of expenditures on mine development and other capital projects during the year.

At December 31, 2012, the Company had $603.4 million in cash on hand, $300 million of which was used to complete the previously announced substantial issuer bid in January 2013.

26

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

INVESTMENTS

At December 31, 2012, the Company held investments with a market value of $0.1 million, which consist primarily of common shares in publicly traded companies. Investments in common shares in publicly traded companies are classified as either held-for-trading or available-for-sale investments. Unrealized gains and losses related to held-for-trading investments are included in net earnings in the period they occur. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are realized or an other-than-temporary impairment is determined to have occurred. During the year, the Company sold equity investments, including its entire equity interest in both Endeavour Silver and Crocodile Gold, for net proceeds of $108.2 million.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at December 31, 2012 is as follows:

(in thousands)
	Total	Less than	1 – 3 years	3 – 4 years	4 – 5 years	Greater than
		1 year				5 years
Trade payables and accrued liabilities	$59,478	$59,478	$-	$-	$-	$-
Current income tax liability	6,040	6,040	-	-	-	-
Debt	190,380	5,845	11,690	172,845	-	-
Equipment financing obligations	20,281	5,803	10,824	2,316	1,338	-
Royalty interests provision	2,107	2,107	-	-	-	-
Future purchase commitments	9,580	9,580	-	-	-	-
Other commitments	2,750	2,750	-	-	-	-
Total	$290,616	$91,603	$22,514	$175,161	$1,338	$-

The Company has entered into forward contracts to purchase Mexican Pesos, which will settle at various dates between January 1, 2013 and September 30, 2013. These contracts are described below under Financial Instruments and Hedging.

27

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at December 31, 2012:

	December 31, 2012	December 31, 2011
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	282,326,547	281,605,752

The following table sets out the common shares, stock options, deferred share units and warrants outstanding as at the date of this MD&A:

March 25, 2013
Common shares	246,743,425
Stock options	10,066,947
Deferred share units	180,802
Warrants issued	1,585,000
258,576,174

Warrants issued are comprised of 750,000 warrants with an exercise price of CAD $10.13 that expire on April 8, 2013 and 835,000 warrants with an exercise price of CAD $9.52 that expire on October 26, 2013.

In addition, the Company had outstanding convertible notes with an implied conversion price of $10.95 per share that could result in the issuance of 15,249,853 common shares.

The decline in share count between December 31, 2012 and March 25, 2013 was largely due to the completion of the Company’s substantial issuer bid, which resulted in the purchase and cancellation of 36,144,578 common shares worth $300 million.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts from time to time. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties beginning on page 31.

As at December 31, 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $28.7 million at exchange rates ranging from 12.44 pesos per US dollar to 12.68 pesos per US dollar. These currency hedges had been previously accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine until hedge accounting was discontinued at September 30, 2012 due to the forecasted transactions no longer being highly probable as a result of the proposed disposition of the mine. The remaining forward contracts continue to have economic purpose, as hedges against the risk of an increase in the rise of the Mexican peso versus the US dollar at the Company’s El Chanate mine, however, will not be designated as hedging relationships going forward.

The Company’s outstanding contracts settle at various dates between March 22, 2013 and September 30, 2013 and had a negative fair value of $1.3 million at December 31, 2012. All changes in the fair value of these contracts, along with any realized gains or losses on settlement, are recognized in net earnings. Prior to September 30, 2012, these amounts had all been recognized in other comprehensive income. Upon the discontinuation of hedge accounting, these amounts were reclassified from other comprehensive income to net earnings. The fair value of these forward contracts is determined using forward pricing spreads in effect at the end of the reporting period.

28

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

During the fourth quarter of 2012, a gain of $0.2 million was recognized in net earnings relating to these forward contracts.

Three forward contracts settled during the first nine months of 2012, prior to the discontinuation of hedge accounting, resulting in a loss of $2.3 million. The recognition of this hedging loss resulted in a $0.8 million increase in production costs, a $0.5 million increase in inventory, a $0.1 million increase in general and administrative costs, and a $0.9 million increase in mineral properties.

The Company also holds certain financial instruments as investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs, and is consolidated as a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities. The Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of this plan is to encourage the persons who are primarily responsible for the management and profitable growth of the Company’s business to participate in the long-term success of the Company, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purpose of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company, and a Restricted Share Unit Plan for senior officers of the Company. The purpose of these plans is to provide directors and senior officers with the opportunity to acquire deferred share units and restricted share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior officers, and shareholders.

EVENTS AFTER THE REPORTING PERIOD

(a)	Substantial issuer bid

On January 29, 2013, the Company announced the successful repurchase and cancellation of 36,144,578 common shares at a price of $8.30 per share under the Company’s “modified Dutch auction” substantial issuer bid, for a total purchase price of $300 million.

(b)	Amendment to credit facility

On January 31, 2013, the Company amended the revolving credit facility, which reduced the amount available from $250 million to $150 million. The amended credit facility carries the same interest rate and terms as the previous facility, as described in the Credit Facility section on page 26.

(c)	Dividend policy

On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

29

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate this measure differently.

The following provides a reconciliation of total cash cost per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
Production costs per financial statements	$25,549	$9,124	$59,641	$32,912
Refining costs per financial statements	$158	$86	$466	$306
Production and refining costs of discontinued operations(1)	$20,691	$60,896	$157,437	$124,295
By-product revenues(2)	$(946)	$(981)	$(4,583)	$(3,073)
Inventory and other adjustments(3)	$(3,912)	$(6,465)	$(5,831)	$(13,035)
Total cash costs	$41,540	$62,660	$207,130	$141,405
Divided by gold equivalent ounces(4)(5)	48,425	92,074	273,262	282,182
Total cash cost per gold equivalent ounce	$858	$681	$758	$501
Total cash costs (per above)	$41,540	$62,660	$207,130	$141,405
Silver revenue (see below)	$(10,282)	$(36,390)	$(87,490)	$(157,959)
	$31,258	$26,270	$119,640	$(16,554)
Divided by gold ounces(5)	42,451	70,132	220,705	180,740
Total cash cost per gold ounce(6)	$736	$375	$542	$(92)
Average realized silver price	$32.79	$30.98	$31.16	$34.97
Multiplied by silver ounces sold	313,575	1,174,644	2,807,754	4,516,975
Silver revenue	$10,282	$36,390	$87,490	$157,959

(1)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Consolidated Statements of Operations for the years ended December 31, 2012 and 2011.

(2)	The total by-product revenues adjustments for the three months and year ended December 31, 2012 and 2011 are as follows:

El Chanate	$(709)	$(763)	$(3,763)	$(2,855)
Young-Davidson	$(237)	$-	$(279)	$-
Stawell	$-	$(218)	$(541)	$(218)
	$(946)	$(981)	$(4,583)	$(3,073)

(3)

Inventory adjustments include amortization of the inventory fair value adjustments relating to the El Chanate and Fosterville purchase price allocations as well as the addition of production costs at Young-Davidson that are associated with unsold gold ounces. The total of these adjustments for the three months and year ended December 31, 2012 and 2011 are as follows:

El Chanate	$(589)	$(1,494)	$(5,396)	$(8,064)
Young-Davidson	$(3,323)	$-	$(435)	$-
Fosterville	$-	$(4,971)	$-	$(4,971)
	$(3,912)	$(6,465)	$(5,831)	$(13,035)

(4)

Gold equivalent ounces include silver ounces sold converted to a gold equivalent based on the ratio of the realized sale prices of the commodities. Consolidated gold equivalent ounces exclude by-product silver ounces sold at the El Chanate, Young-Davidson, Fosterville, and Stawell mines.

(5)

Gold ounces and gold equivalent ounces include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville, and Stawell mines, and ounces produced at the Young-Davidson mine for the years ended December 31, 2012 and 2011.

(6)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue from the Ocampo and El Cubo mines.

30

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation from or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently.

The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
Operating cash flow from continuing operations(1)	$(4,599)	$(12,032)	$1,333	$(3,076)
Less: Capital expenditures of continuing operations(1)	$(61,741)	$(93,859)	$(370,064)	$(107,978)
Net free cash flow from continuing operations	$(66,340)	$(105,891)	$(368,731)	$(111,054)
Operating cash flow from discontinued operations	$(528)	$54,109	$79,071	$184,900
Less: Capital expenditures of discontinued operations	$(23,256)	$(52,060)	$(143,520)	$(139,408)
Net free cash flow from discontinued operations	$(23,784)	$2,049	$(64,449)	$45,492
Operating cash flow	$(5,127)	$42,077	$80,404	$181,824
Less: Capital expenditures	$(84,997)	$(145,919)	$(513,584)	$(247,386)
Net free cash flow	$(90,124)	$(103,842)	$(433,180)	$(65,562)

(1)

Operating cash flow and capital expenditures of continuing operations are exclusive of discontinued operations as cash flows from discontinued operations are presented separately on the Company’s Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website at www.auricogold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold and silver. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among others, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

31

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization can be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

FOREIGN OPERATIONS

The Company has foreign property interests located in Mexico are subject to the laws and regulations of that country. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of the country and states in which the property interests are located to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist acts, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement of the Company’s legal rights to exploit its properties may not be recognized by the government of Mexico by its court systems. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

RISKS AND UNCERTAINTIES ASSOCIATED WITH DIVESTITURES

On May 4, 2012, the Company completed the sale of the Australian operations for consideration of CAD $55 million in cash, 20 million Crocodile Gold shares, and deferred cash payments based on life-of-mine free cash flow derived from the Stawell and Fosterville mines. To the extent that the deferred cash payments are conditional upon free cash flow derived from the Stawell and Fosterville mines, the Company's ability to derive the full value from the sale of the Australian operations is dependent on the future operational performance from the Stawell and Fosterville mines, the price of gold, the Australian dollar to United States dollar exchange rate, and other factors outside of the Company’s control. During the fourth quarter of 2012, the Company sold its entire equity interest in Crocodile Gold.

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property for consideration of $100 million in cash, 11,037,528 Endeavour shares and deferred cash payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction. The Company's ability to derive the full value from the sale is dependent on factors outside of its control, which may affect whether it receives the contingent payments. During the fourth quarter of 2012, the Company sold its entire equity interest in Endeavour.

POTENTIAL FOR INCURRING UNEXPECTED COSTS OR LIABILITIES AS A RESULT OF ACQUISITIONS

Although the Company has conducted investigations in connection with the acquisitions of Northgate and Capital Gold in the prior year, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired undisclosed liabilities that could have an adverse impact on the Company’s business or financial condition.

32

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico and Canada are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTIES OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The prices of gold and silver have fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2012, the Company had no drawn balances on its credit facility and therefore was not exposed to the risk of increasing interest rates. In the event that an amount is drawn against the credit facility, the applicable interest rate would depend on the Company’s leverage ratio during the period, but would be between a range of LIBOR plus 2.25% to 3.50% for LIBOR loans.

FOREIGN CURRENCY EXCHANGE RATE RISK

Metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and capital expenditures and thereby, the net free cash flow of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

33

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

DERIVATIVE FINANCIAL INSTRUMENTS

The Company may from time to time employ derivative products in respect of commodities, interest rates and/or currencies. Derivative products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

RECENT ACCOUNTING PRONOUNCEMENTS

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2012. Standards and interpretations issued, but not yet adopted, include:

Effective for the Company
IFRS 9, Financial Instruments	January 1, 2015
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
Amendments to IFRS 7, Financial Instruments: Disclosures	January 1, 2013
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2013
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013
Amendments to IAS 32, Financial Instruments: Presentation	January 1, 2014
Annual Improvements, 2009-2011	January 1, 2013

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities, including elimination of the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables, in exchange for the classification of financial assets and liabilities into the categories of either financial assets measured at amortized cost or financial assets measured at fair value. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

IFRS 10, Consolidated Financial Statements, replaces the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purposes Entities in its entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The application of this standard will not have an impact on the Company’s consolidated financial statements as all entities consolidated are wholly-owned by the Company. In addition, the Company consolidates one special purpose entity, and it this entity will continue to be consolidated under the new standard.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures, and requires the Company to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint venture, the Company will account for its interest in the net assets of the joint venture using the equity method of accounting. The Company will no longer have the option to proportionately consolidate its share of the net assets, revenues and expenses of joint ventures. The application of this standard will not have an impact on the Company’s consolidated financial statements as the Company currently uses the equity method of accounting for its joint ventures.

34

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Additional disclosures in the Company’s consolidated financial statements surrounding the special purpose entity currently consolidated by the Company will be required.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also applies to fair value measurement in other IFRS, such as impairment and employee future benefits. The application of this standard will not have a material impact on the Company’s consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. This guidance recommends a different method of allocating waste between capital and expense than the method currently used by the Company. IFRIC 20 will be applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012, with specific transitional provisions applied to the Company’s stripping assets that existed on transition. The adoption of this interpretation will result in an increase of $1.8 million in production costs for the year ended December 31, 2012, and an increase of $6.2 million in inventory and a decline of $8.0 million in property, plant and equipment & mining interests at December 31, 2012.

IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation, were amended to address the issue of offsetting financial assets and financial liabilities in the financial statements. The amendments to IAS 32 clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or that are subject to master netting arrangements or similar arrangements. These amendments will not have a material impact on the consolidated financial statements.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. This change will not have a significant impact on the presentation of the Company’s Consolidated Statements of Comprehensive Income.

Amendments to IFRS stemming from the 2009 to 2011 cycle of improvements contains amendments to the following four standards (excluding IFRS 1), with consequential amendments to other standards and interpretations: IAS 1, Presentation of Financial Statements, IAS 16, Property, Plant and Equipment, IAS 32, Financial Instruments: Presentation, and IAS 34, Interim Financial Reporting. The amendments will not have a material impact on the consolidated financial statements.

The amendments to IAS 19, IAS 27 and IAS 28 referenced above will not have an impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i)	Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (“NRV”). NRV is the difference between the estimated future realizable gold and silver prices based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold and silver ounces contained in the ore stacked on leach pads, assumptions of the amount of gold and silver ounces stacked that is expected to be recovered from the leach pads, the amount of gold and silver ounces in mill circuits and in stockpiles, and an assumption of the gold and silver prices expected to be realized when the gold and silver ounces are recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold and silver prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in NRV because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised NRV. The reversal is limited to the amount of the original write-down for inventory still on hand.

35

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold and silver contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as the gold and silver is recovered. Estimates of recoverable gold and silver ounces on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver ounces contained on leach pads can vary significantly from the estimates. The ounces of recoverable gold and silver placed on the leach pads are reconciled to the balance of gold and silver actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold and silver ounces from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii)	Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold and silver prices could make a reserve or resource uneconomic to mine. Variations from estimates could also occur in actual ore grades and gold and silver recovery rates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as mineralization not previously classified as a reserve or resource becomes economic at higher gold and silver prices.

(iii)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair value of the assets transferred and the equity interests issued by the Company. Significant estimates are made in calculating the fair value of assets transferred in a business acquisition, including estimates of the mineral reserves acquired, estimates of gold contained in ore stacked on leach pads, future gold and silver prices, future costs to produce proven and probable reserves, foreign exchange rates and discount rates.

(iv)	Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the cash-generating unit’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold and silver prices, foreign exchange rates and discount rates.

(v)	Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of the changes.

36

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Each period, the Company evaluates the likelihood of whether or not some portion or all of each deferred tax asset will be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

(vi)	Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of a reclamation obligation in the financial statements when it is incurred, and either capitalizes this amount as an increase in the carrying amount of the related asset or, if the mine is in the decommissioning stage, records the amount as an expense. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the property upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and expected value of future cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. Future changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of estimates of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made in calculating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to twenty years and the assessment of the extent of any necessary environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

(vii)	Contingent consideration receivable

The Company makes estimates of amounts receivable under contingent consideration agreements, which resulted from dispositions completed during 2012. Future amounts receivable under these arrangements will be impacted by future gold prices, future production from the Fosterville and Stawell mines in Victoria, Australia, as well as related operating and capital expenditures required to sustain that production.

37

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

(i)	Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2012 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Interim Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as at December 31, 2012 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified by the legislation.

(ii)	Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s controls for the year ended December 31, 2012. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2012, and provided reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

KPMG LLP, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of internal control over financial reporting, and have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

38

2012 ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: This MD&A uses the terms "measured," "indicated " and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (see note 2 to the consolidated financial statements for the year ended December 31, 2012). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this document are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

39